UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2022

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Private Placement Transaction

Effective as of September 30, 2022, NLS Pharmaceutics Ltd., or the Company, entered into a securities purchase agreement, or the Purchase Agreement, providing for the issuance in a private placement offering of (i) 5,194,802 common shares, par value CHF 0.02 per share, or the Common Shares, at a purchase price of $0.77 per share, and (ii) warrants, or Common Warrants, to purchase up to an aggregate of 2,597,401 Common Shares at an exercise of $0.70 per share. The Common Warrants will be exercisable immediately and will have a term of 5 years. The offering is expected to close on or about October 7, 2022, subject to the satisfaction of customary closing conditions and requirements under applicable law. The Company’s Chairman of the Board of Director, Ronald Hafner, agreed to purchase 324,675 Common Shares in the offering and the Company’s recently appointed Chief Medical Officer, George Apostol, agreed to purchase 1,298,701 Common Shares in the offering.

Pursuant to the Purchase Agreement, the Company has agreed not to enter into any agreement to issue or announce the issuance or proposed issuance of any Common Shares or Common Share equivalents for a period of 30 days following the closing of the offering, subject to certain exceptions.

In addition, the Company agreed to file a registration statement with the Securities and Exchange Commission to register the resale of the securities within 60 days of the closing of the offering.

The offering is expected to result in gross proceeds to the Company of $4 million. The Company intends to use the net proceeds from the offering to fund the ongoing development of its lead product, Quilience® (Mazindol ER) for the treatment of narcolepsy, to support business development and licensing activities, and for general corporate purposes.

The Company engaged Laidlaw & Company (UK) Ltd. as sole placement agent, or the Placement Agent, pursuant to which the Placement Agent agreed to serve as the placement agent for the Company in connection with the above-described offering. The Company agreed to pay the Placement Agent a cash placement fee equal to 3.5% of the aggregate gross proceeds received for the securities sold in the offering.

At the closing of the offering, the Company’s existing short-term notes, with an aggregate principal balance of $1.53 million plus all accrued interest, that were issued in August 2022, will be automatically converted into 2,516,429 Common Shares and the holders will receive warrants to purchase up to 1,258,215 Common Shares with an exercise price of $0.70, that are exercisable six months after their issuance and will expire five years following the date that the warrants are initially exercisable, and are otherwise substantially similar to the form of the Common Warrants.

The Company intends to seek shareholder approval to increase its authorized share capital, which will be required to permit the exercise of the warrants issued to the short-term note holders. In addition, a portion of the purchasers of the Common Warrants with the right to purchase up to approximately 1,000,000 Common Shares will agree not to exercise their Common Warrants until such time as the Company has increased its authorized share capital.

The securities are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended, or the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder. The investors have represented that they are accredited investors, as that term is defined in Regulation D, or qualified institutional buyers as defined in Rule 144A(a) under the Securities Act, and have acquired the securities as principals for their own respective accounts and have no arrangements or understandings for any distribution thereof. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The securities have not been registered under the Securities Act or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This report shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summaries of the Common Warrants and Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the Common Warrants and Purchase Agreement, which are attached as Exhibits 99.1 and 99.2, respectively, to this report and are incorporated herein by reference.

On October 3, 2022, the Registrant, issued a press release titled: “NLS Pharmaceutics Ltd. Announces US$4 Million Private Placement Offering and Conversion of Existing Short-Term Notes.” A copy of this press release is furnished herewith as Exhibit 99.3.

Nasdaq Deficiency and Delisting Determination

On March 31, 2022, the Company received a letter from the Listing Qualifications staff of The Nasdaq Stock Market, or Nasdaq, notifying the Company that it was no longer in compliance with the minimum stockholders' equity requirement for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(b)(1) requires listed companies to maintain stockholders' equity of at least $2,500,000. On May 27, 2022, following the submission of a compliance plan, the Company received an extension, until September 27, 2022, to regain compliance with The Nasdaq Stock Market minimum stockholders' equity requirement for continued listing on the Nasdaq Capital Market.

On September 29, 2022, the Company received a letter from Nasdaq stating that the Company had failed to regain compliance with the minimum stockholders' equity requirement for continued listing on the Nasdaq Capital Market, as required by Nasdaq Listing Rule 5550(b)(1), within the extension period granted by Nasdaq and, accordingly, the Nasdaq staff had initiated procedures to delist the Company’s common shares and warrants from Nasdaq. The Company intends to request a hearing to appeal the Nasdaq staff’s delisting determination.

This report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-262489), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Form of Common Warrant
99.2	Form of Securities Purchase Agreement by and between NLS Pharmaceutics Ltd. and the purchasers named therein.
99.3	Press Release titled: “NLS Pharmaceutics Ltd. Announces US$4 Million Private Placement Offering and Conversion of Existing Short-Term Notes.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: October 3, 2022	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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